THE O’NEAL LAW FIRM, P.C.
6626 E. Raftriver Street
Mesa, Arizona 85215
(480) 812-5058
(888) 353-8842 (Fax)
E-mail: theoneallawfirm@yahoo.com

April 29, 2009

VIA EDGAR

Ms. Julie Bell
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Mail Stop 3561
Washington, DC  20549

Re:	EVCarco, Inc.
Registration Statement on Form S-1
Amendment 1
Filed April 9, 2009
File No. 333-158293

Dear Ms. Bell:

We are counsel to EVCarco, Inc. (“EVCarco,” the “Company” or “our client”). On behalf of our client, we respond as follows to the Staff’s comments dated April 23, 2009 relating to the above-captioned registration statement.  Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Corporate Background and Business Overview, page 5

1.
Please revise this section in the next amendment so that it provides an accurate picture of your enterprise at the time of effectiveness. The current disclosure here seems to describe your aspirations rather than the actual state of your company. To the extent you discuss your future plans for operation, the discussion should be balanced with a time frame for implementing future plans and any obstacles involved before you can commence the planned operations. In this regard, clarify that additional financing will be required before you can commence operations. Please similarly revise the “Our Business” section on page 22.

Response to Comment #1:  We have revised this section, and the “Our Business” section on page 22 to clarify the present state of the company and have added disclosures that additional financing will be required before the company can commence operations.

2.
Please revise the second paragraph of this section to disclose your assets along with your revenues and losses. Please also revise the amount of losses disclosed here and in the Summary of Financial Data section on page 7so that it matches the amount of net losses disclosed in the financial statements.

Response to Comment #2:  We have revised this paragraph to disclose the company’s assets, revenues and losses, and we have also corrected the net loss amount in this paragraph and the Summary of Financial Data section on page 7 to correspond to the financial statements.

Ms. Julie Bell
Securities and Exchange Commission

3.
Please discuss how you generated revenues of $46,675 as of December 31, 2008. The fact that you have generated revenues appears to conflict with the first sentence of paragraph four of this section which states that you “plan on earning revenues” and your disclosure on the bottom of page 22 which states that most of your products and services are not ready for commercial sale.

Response to Comment #3:  We have revised this paragraph to discuss how the company earned its revenues and reconciled this disclosure with the statements on page 22.

Our Business

4.
In addition to revising this section per comment 1 above, please include your estimate of the financial wherewithal needed to reach your plan and discuss your plans for raising money so the investors can make an informed decision about the quality of your plan.

Response to Comment 4:

We have provided such a discussion in the MD&A section on page 29.

5.	Additionally, please revise this section to remove all marketing language or provide us with support for those statements. Some examples are:

•	The latest electric vehicles on page 22;

•	“and eventually the world” on page 22;

•	Each executive in the Company has a “successful track record” on page 23;

•	“Multiply that by the expanding nationwide dealer network we hope to establish and there is a huge revenue potential” on page 23;

•	Evarco products are a “unique” combination of technologies on page 23;

•	These companies were selected because of their “high quality and latest technology” on page 23;

•	Their products will be “desirable” to a wide range of demographics” on page 23;

•	Establishing us in the marketplace as the “innovative leader in high quality” electric new cars on page 23;

•	Gain an “aggressive edge” above the competition on page 23; and

•	“yield a substantial profit” on page 24.

Ms. Julie Bell
Securities and Exchange Commission

Response to Comment 5: Such unsupported marketing language has been deleted.

6.
We note your disclosure on the bottom of page 22 that you anticipate most of your products and services to be available in March or April of 2009. Please discuss what these products and services are and provide an update as to their current status and if they are currently available.

Response to Comment 6: We have revised the dates of availability until June and July 2009.

7.
It is unclear from the disclosure whether you have agreements in place with any automotive dealerships or foreign manufacturers discussed on page 22, any of the manufacturers listed on page 23, the two suppliers of Hydrogen Fuel Systems discussed on page 24 or any other parties. Please clarify in the disclosure if you have agreements with any dealers, manufacturers, supplier or other party. If so, please file those agreements as exhibits to the registration statement. If you do not currently have such agreements in place, please clarify that you do not have any written agreements in place and the timeline for entering into a written agreement.

Response to Comment 7: We have clarified where there are no agreements in place with respect to Solus International Corp. and have attached the agreements with Zenn Motor Company, Ltd., Ronn Motor Company and Electric City Motors as an exhibit.

Other Issues

Please notice that following receipt of your comment letter, the company has amended its Certificate of Incorporation to create a series of Class A Preferred Stock. We have included the Amendment, along with the Certificate of Designation as additional exhibits to the registration statement, along with a description of the preferred stock in the “Description of Securities” section. No preferred shares have been issued.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*************

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call William D. O’Neal at The O'Neal Law Firm. P.C, at (480) 812-5058 if you have any questions.

Very truly yours,

/s/ William D. O’Neal
William D. O’Neal

cc:	EVCarco, Inc.